SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO

SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2016

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

OF

GENERAL RE CORPORATION

AND ITS DOMESTIC SUBSIDIARIES

(full title of plan)

Berkshire Hathaway Inc.

3555 Farnam Street

Omaha, Nebraska 68131

(Name of issuer and address of principal executive office)

FINANCIAL STATEMENTS AND EXHIBITS

(a)	Consent of Independent Registered Public Accounting Firm.

(b)	Financial Statements – See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

PLAN:	EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

PLAN ADMINISTRATOR:	GENERAL RE CORPORATION

By:	/s/ Marc D. Hamburg
Marc D. Hamburg

Date:	June 8, 2017

FORM 11-K

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-70609 on Form S-8 of Berkshire Hathaway Inc. of our report dated June 6, 2017, appearing in this Annual Report on Form 11-K of the Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries for the year ended December 31, 2016.

/s/ Crowe Horwath LLP

New York, New York

June 6, 2017

Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries

Report of Independent Registered Public Accounting Firm

Financial Statements as of December 31, 2016 and 2015, and for the Year Ended December 31, 2016 Supplemental Schedule as of December 31, 2016

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF

GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	2-3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2016	4

Notes to Financial Statements as of December 31, 2016 and 2015 and for the Year ended December 31, 2016	5-10

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2016	11

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

Employee Savings and Stock Ownership Plan

of General Re Corporation and Its Domestic Subsidiaries

Stamford, CT

We have audited the accompanying statements of net assets available for benefits of the Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

New York, New York
June 6, 2017

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF

GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2016

	Allocated	Unallocated	Total
ASSETS:

Investments — at fair value:
Participant directed investments	$617,132,550	$-	$617,132,550
Nonparticipant directed investments — Berkshire B ESOP Fund	389,017,865	355,641,807	744,659,672

Total investments	1,006,150,415	355,641,807	1,361,792,222

Notes receivable from participants	5,347,148	-	5,347,148

Total assets	1,011,497,563	355,641,807	1,367,139,370

LIABILITIES:

Loan payable to General Re Corporation	-	30,626,080	30,626,080

NET ASSETS AVAILABLE FOR BENEFITS	$1,011,497,563	$325,015,727	$1,336,513,290

See notes to financial statements.

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF

GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2015

	Allocated	Unallocated	Total
ASSETS:

Investments — at fair value:
Participant directed investments	$575,224,600	$-	$575,224,600
Nonparticipant directed investments — Berkshire B ESOP Fund	341,755,887	306,670,109	648,425,996

Total investments	916,980,487	306,670,109	1,223,650,596

Notes receivable from participants	5,681,895	-	5,681,895

Total assets	922,662,382	306,670,109	1,229,332,491

LIABILITIES:

Loan payable to General Re Corporation	-	32,773,557	32,773,557

NET ASSETS AVAILABLE FOR BENEFITS	$922,662,382	$273,896,552	$1,196,558,934

See notes to financial statements.

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF

GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2016

	Participant Directed	Nonparticipant Directed
	Allocated	Allocated	Unallocated	Total
ADDITIONS:
Contributions:
Participant contributions	$20,050,873	$-	$-	$20,050,873
Employer contributions	-	-	4,275,974	4,275,974

Total contributions	20,050,873	-	4,275,974	24,326,847

Net appreciation in fair value of investments	35,761,737	75,525,846	69,692,570	180,980,153

Dividends	16,021,801	-	-	16,021,801

Interest income on notes receivable from participants	259,150	-	-	259,150

Interfund transfers	25,827,003	(25,827,003)	-	-
Allocation of 140,436 shares of Berkshire Hathaway Class B common stock at fair value	-	20,719,197	(20,719,197)	-

Total additions	97,920,564	70,418,040	53,249,347	221,587,951

DEDUCTIONS:
Benefits paid to participants	56,344,390	23,156,062	-	79,500,452
Interest expense	-	-	2,130,172	2,130,172
Service fees	2,971	-	-	2,971

Total deductions	56,347,361	23,156,062	2,130,172	81,633,595

INCREASE IN NET ASSETS	41,573,203	47,261,978	51,119,175	139,954,356

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	580,906,495	341,755,887	273,896,552	1,196,558,934

End of year	$622,479,698	$389,017,865	$325,015,727	$1,336,513,290

See notes to financial statements.

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF

GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2015 AND FOR THE YEAR ENDED DECEMBER 31, 2016

1.	DESCRIPTION OF THE PLAN

The following description of the Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering employees of General Re Corporation (the “Company”) and Its Domestic Subsidiaries who are regularly scheduled to complete at least one thousand hours of service (“Company Service”) per year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Employee Stock Ownership Plan - In July 1989, the Company established a leveraged Employee Stock Ownership Plan (“ESOP”) which is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code (“IRC”) of 1986, as amended, and is subject to the applicable provisions of ERISA, as amended. The Plan entered into a $150,000,000 term loan agreement (the “Loan”) with the Plan sponsor, General Re Corporation. The Loan provided for annual payments of principal and interest and was initially to be repaid in full by 2014, with an interest rate of 9.25%. The proceeds of the Loan were used by the Plan to purchase 1,754,386 shares of 7-1/4% cumulative convertible preferred stock of the Company (“Preferred Stock”), which was used as collateral for the Loan.

On December 21, 1998, the Company merged with Berkshire Hathaway Inc. At that time, the Plan trustee, State Street Bank and Trust Company (“State Street”), converted 1,686,721 shares of Preferred Stock, which was the amount outstanding as of December 21, 1998, into 177,106 shares of Berkshire Hathaway Class B common stock (“Berkshire Common Stock”). The Berkshire Common Stock then became the collateral for the Loan.

Effective January 1, 1999, the Company changed the original terms of the Loan. The revised agreement provides that the loan is due upon maturity in 2034 with interest payments at an annual rate of 6.5% and annual principal prepayment as required. As a result the Company contributed 4,057 shares of Berkshire Common Stock into the Plan between 1999 and 2012.

The Company will continue to make annual cash contributions necessary to repay the Loan which will allow for the allocation of Berkshire Common Stock to Plan participants. The Loan is guaranteed by the Plan sponsor. The Plan’s investment in the Berkshire B ESOP Fund consists solely of Berkshire Common Stock shares.

Effective January 21, 2010 Berkshire Common Stock was split 50 for 1. All appropriate allocations were made to the records of State Street, Fidelity Management Trust Company (“Fidelity”) and the Company. The impact of the stock split was retroactively applied to all share numbers included in the Plan’s financial statements.

The lender has no rights against shares of Berkshire Common Stock once they are allocated to participants. During the year ended December 31, 2016, the Company contributed additional funds of $4,275,974 to support the Plan’s debt service, including $2,130,172 in interest expense. In 2016 the Plan allocated 139,142 shares of Berkshire Common Stock to participants, used 1,294 shares for fees and 328,049 shares were retired. The Plan held 2,386,906 allocated shares and 2,182,119 unallocated shares as of December 31, 2016. As of December 31, 2015, the Plan held 2,588,275 allocated shares and 2,322,555 unallocated shares.

The Loan balance was $30,626,080 and $32,773,557 at December 31, 2016 and 2015 respectively.

Contributions - The Plan allows employees of the Company to make after-tax contributions as well as tax-deferred contributions to the Plan as permitted under IRC Section 401(k). Participants may contribute up to 16% of their annual base salary, subject to IRC limitations for 401(k) contributions, which was $18,000 for 2016. Participants who have attained age 50 before the end of the Plan year are eligible to make Catch-Up contributions up to $6,000 for 2016. Participant contributions may be allocated among any of the Plan’s investment funds, at the participant’s discretion, with the exception of the Berkshire B ESOP Fund. The Company contributes an amount equal to 100% of a participant’s contribution up to 6% of the participant’s base salary except for United States Aviation Underwriters, Inc. (“USAU”) participants who are matched at 50% of a participant’s contribution up to 2% of their base salary. In 2016, the Company allocated $8,468,404 in matching contributions using shares of Berkshire Common Stock.

The Company makes additional contributions based on age and total compensation. A contribution based on bonus is made as well as a contribution based on salary. These range from 3% - 6%. Additional Company contributions are also made based on underwriting profits and range from 0% - 4% of total compensation. These contributions are made entirely in shares of Berkshire Common Stock. In 2016, the Company allocated $12,057,804 resulting from these additional contributions to participant accounts in the form of allocated shares of Berkshire Common Stock. Refer to the Interfund Transfer section for information on participants’ rights to diversify Company contributions out of the Berkshire Common Stock. See Footnote 7 for subsequent events.

Employees are automatically enrolled at a 6% (4% for USAU employees) deferral rate upon becoming eligible to participate in the Plan and may elect to change or discontinue deferrals at any time. Eligible employees who are not participating in the Plan as of the last payroll period ending before April 1st of any year will be automatically enrolled in the Plan at a 1% deferral rate. Employees who contribute less than 6% (4% for USAU employees) of their compensation will automatically have their contribution rate increased by 1%, unless they affirmatively elect not to have their contribution rate increased.

Payment of Benefits - Upon termination, participants are required to receive a lump sum distribution to the extent that their vested account balance is $1,000 or less. If a participant’s account balance is greater than such amount, distributions will be made either in a lump sum or on a periodic basis, as defined in the Plan agreement. Active participants may withdraw Pre-Tax and Catch-Up contributions beginning at age 59 1⁄2 without penalty.

Participant Accounts - Each participant’s account is credited with the participant’s contributions, which includes amounts transferred from other plans (“rollovers”), Company contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participant accounts are valued daily.

Vesting - All participant contributions become vested immediately. Participants are not allowed to withdraw Company contribution amounts that have not been in their account for at least two years. While actively employed, employees become 50%, 75%, and 100% vested in the value of the Company contributions after two, three and four years, respectively, of Company service.

Forfeited Accounts - Forfeited nonvested accounts are allocated at the Company’s discretion to other participants’ accounts based on terms as defined in the Plan agreement. As of December 31, 2016 and 2015, forfeited nonvested accounts totaled $229,073 and $175,063, respectively. During the year ended December 31, 2016 no forfeitures were allocated to participant accounts.

Interfund Transfers - Participants are permitted to change the investment of their interests in any of the participant directed funds on a daily basis subject to certain limits, with the exception of the Fidelity Managed Income Portfolio, which may be changed on a daily basis. As a result of the Pension Protection Act of 2006, effective January 1, 2007, participants may, at their discretion, diversify out of the Berkshire B ESOP Fund at any time to any other participant directed funds offered in the Plan. This includes both the Company match amounts and additional contributions. There are no service, age or vesting restrictions on a participant’s ability to divest and participants will have sole discretion regarding the amount of shares to divest and the timing of these divestiture elections.

Notes Receivable from Participants - The Plan allows participants to borrow from the “before-tax” and “rollover” portions of their respective accounts. Loans may not exceed the lesser of one-half of the participant’s vested account balance or $50,000. Non-residence loans are written for periods of 6 to 60 months. The Plan also allows loans granted for purchases of principal residences to be repaid over a 30-year period. A fixed interest rate of the prime rate plus one percent calculated at the inception of the loan is charged over the life of the loan. The interest rate for new loans was 4.50% and 4.25% in 2016 and 2015, respectively. Interest and principal repayments are credited directly to the borrower’s respective account and are repaid in monthly installments by payroll deductions. Loan notes receivable balances outstanding are reflected as assets of the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The financial statements are prepared under the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties - The Plan utilizes various investment instruments, including common stock, mutual funds, and a collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements. Such changes could also materially affect participant account balances.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.    Refer to Note 3 for a description of the fair value methodology.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net appreciation in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus accrued interest. Delinquent notes receivable are recorded as distributions based on the terms of the Plan document. Notes receivable are measured with no allowance for credit losses since repayment of principal and interest are received through payroll deductions and the notes are collateralized by the individual participant’s account balances.

Expenses - The management and service fees of the Fidelity Group of Mutual Funds are charged to operations of the respective funds. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. State Street fees and administrative expenses, primarily consulting and auditing fees, are paid by the Plan using unallocated shares. These amounted to $192,988 for 2016.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. All amounts allocated to accounts of participants who have elected to withdraw from the Plan have been paid as of December 31, 2016 and 2015.

Adoption of New Accounting Pronouncement

In January 2016, the Financial Accounting Standards Board issued Accounting Standards Update 2016-01, Financial Instruments - Overall (Subtopic 825-10), Recognition and Measurement of Financial Assets and Financial Liabilities which eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public entities. The guidance is effective for fiscal years beginning after December 15, 2017. Early adoption is permitted. Management elected to early adopt the provisions of this new standard.

3.	FAIR VALUE MEASUREMENTS

Accounting Standards Codification “ASC” 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the actual date of the event or change in circumstances that caused the transfer at the end of the reporting period.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following is a description of the valuation methodologies used for Plan assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2016 and 2015.

Berkshire Common Stock – Valued at the closing price reported on the active market on which the individual securities are traded.

Berkshire B Unitized Stock Fund – Represents a unitized employer stock fund comprised of underlying Berkshire Common Stock and a short-term cash component. A unitized fund is not a registered security. The value of the unit reflects the combined market value of the underlying stock and market value of the short-term cash position. The market value of the common stock portion of the Berkshire B Unitized Stock Fund is based on the closing market price of the Berkshire Common Stock on the New York Stock Exchange multiplied by the number of shares held in the fund. The carrying amount of the short-term cash component approximates fair value.

Mutual Funds – Valued at the daily closing price as reported by the fund. These funds are required to publish their daily net asset value and to transact at that price.

Collective Trust Fund – This consists of the Managed Income Portfolio (“MIP”), which is a common collective trust fund sponsored by Fidelity. The MIP’s fair value is measured at net asset value per share as reported by the fund manager. The redemption frequency is daily and there are no restrictions or notice period required. The Plan had no outstanding funding commitments to the collective trust fund as of December 31, 2016 and 2015.

Invested assets, measured at fair value in the financial statements, are summarized below as of December 31, 2016 and 2015 with fair values shown according to the fair value hierarchy. Notes receivable from participants and the Loan payable to the Company are not reported at fair value. Investments measured at net asset value are not required to be classified according to the fair value hierarchy. The Net Asset Value investment is included to permit reconciliation to the Statement of Net Assets. For the year ended December 31, 2016, there were no significant transfers in or out of Levels 1, 2 or 3.

	2016 Total	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Berkshire B ESOP Fund	$744,659,672	$744,659,672	$-	$-
Berkshire B Unitized Stock Fund - Stock	55,628,980	55,628,980	-	-
Berkshire B Unitized Stock Fund - Cash	966,163	-	966,163	-
Mutual Funds	537,231,494	537,231,494	-	-

Total assets in the fair value hierarchy	1,338,486,309	$1,337,520,146	$966,163	$-

Investment measured at net asset value per share	23,305,913

Total Investments	$1,361,792,222

	2015 Total	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Berkshire B ESOP Fund	$648,425,996	$648,425,996	$-	$-
Berkshire B Unitized Stock Fund - Stock	50,162,392	50,162,392	-	-
Berkshire B Unitized Stock Fund - Cash	581,372	-	581,372	-
Mutual Funds	502,671,809	502,671,809	-	-

Total assets in the fair value hierarchy	1,201,841,569	$1,201,260,197	$581,372	$-

Investment measured at net asset value per share	21,809,027

Total Investments	$1,223,650,596

4.	PLAN TERMINATION

The Company intends to continue and operate the Plan, but reserves the right to suspend contributions temporarily or to amend or terminate the Plan. If the Plan were to be terminated, all participants would become fully vested, and all the Plan assets would be used solely to provide the benefits payable to participants and their beneficiaries, in accordance with the provisions of ERISA.

5.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and are managed by Fidelity Investments Institutional Operations Company, Inc. (“FIIO”) or Fidelity Management and Research Company (“FMR”). Fidelity Management Trust Company (“FMTC”) manages the collective trust and is the administrator as defined by the Plan and these transactions qualify as exempt party-in-interest transactions. FIIO, FMR and FMTC are affiliated entities. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. These fees and service fees are also considered party-in-interest transactions.

The Berkshire B ESOP Fund and the Berkshire B Unitized Stock Fund consist of Berkshire Common Stock shares issued by Berkshire Hathaway Inc., the ultimate parent of the Plan sponsor.

Shares of Berkshire Common Stock in the Berkshire B ESOP Fund have fair values of $744,659,672 and $648,425,996 as of December 31, 2016 and 2015, respectively. This investment appreciated in value during the year ended December 31, 2016 by $145,218,416.

Shares of Berkshire Common Stock and cash in the Berkshire B Unitized Stock Fund had fair values of $56,595,143 and $50,743,764 as of December 31, 2016 and 2015, respectively. The stock investment portion of this fund appreciated in value during the year ended December 31, 2016 by $11,155,184.

Notes receivable from participants are also considered party-in-interest transactions.

Certain administrative functions may be performed by officers and employees of the Company and these officers and employees may also be participants of the Plan. The Company pays the salaries of these officers and employees on behalf of the Plan.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated March 25, 2015 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. There were no amendments to the Plan between March 25, 2015 and December 31, 2016. Effective April 24, 2017 the Plan was amended. Refer to Note 7 for subsequent events. Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax provisions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

7.	SUBSEQUENT EVENT

Effective April 24, 2017 the Plan was amended as follows: 1) remove the additional age based and profit sharing contributions to eligible participants; 2) increase the USAU employer match to 100% of a participant’s contribution up to 4% of their base salary and 3) add an age based additional contribution for USAU associates.

******

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF

GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS

(HELD AT END OF YEAR) AS OF DECEMBER 31, 2016 - EIN# 06-1026471; PLAN 002

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
	Separately Managed Funds:
*	Berkshire Hathaway	Berkshire B ESOP Fund	$80,382,902	$744,659,672
*	Berkshire Hathaway	Berkshire B Unitized Stock Fund - Common Stock	**	55,628,980
		Berkshire B Unitized Stock Fund - Cash	**	966,163
	Mutual Funds:
*	Fidelity	Growth Company Fund	**	75,771,861
	Vanguard	Institutional Index Fund	**	65,649,094
*	Fidelity	Government Institutional Fund	**	55,954,388
*	Fidelity	Balanced Fund	**	44,047,643
	Vanguard	Small-Cap Index Fund	**	28,876,222
*	Fidelity	Spartan US Bond Index Fund	**	27,060,265
	Vanguard	Mid-Cap Index Fund	**	24,106,812
	Neuberger Berman	Genesis Trust Fund	**	21,658,382
*	Fidelity	Freedom 2020 Fund	**	19,029,040
*	Fidelity	Freedom 2025 Fund	**	17,594,421
	Lazard	Emerging Markets Portfolio	**	15,337,956
	Vanguard	Inflation Protected Fund	**	14,483,992
	American Beacon	Large-Cap Fund	**	13,528,528
	American Funds	Capital World Growth & Income Fund	**	13,149,147
	PIMCO	High Yield Fund	**	12,786,811
*	Fidelity	Real Estate Fund	**	12,015,079
*	Fidelity	Freedom 2030 Fund	**	11,527,357
	Goldman Sachs	Mid-Cap Value Fund	**	11,247,350
	Vanguard	All World Index Fund	**	10,739,374
	PIMCO	Global Bond Fund	**	9,069,876
*	Fidelity	Freedom 2035 Fund	**	7,739,494
	Allianz	International Value Fund	**	7,385,936
*	Fidelity	Freedom 2040 Fund	**	7,094,802
*	Fidelity	Freedom 2015 Fund	**	5,886,950
*	Fidelity	Freedom 2010 Fund	**	2,111,044
*	Fidelity	Freedom 2050 Fund	**	1,824,858
*	Fidelity	Freedom Index Income Fund	**	1,554,812
	Collective Trust:
*	Fidelity Management Trust Co.	Managed Income Portfolio - Class II	**	23,305,913
	Notes Receivable:
*	Various Participants	Notes Receivable (Maturity through 2046 at interest rates from 4.25% to 11.50%)	**	5,347,148

	Total			$1,367,139,370

*Party-in-interest.

**Cost information is not required for participant directed investments and, therefore, is not included.